UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

MIRAMAR MINING CORPORATION

(translation of registrant’s name into English)

#300 - 889 Harbourside Drive

North Vancouver, British Columbia

Canada V7P 3S1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

NEWMONT COMPLETES ACQUISITION OF MIRAMAR

DENVER, March 17, 2008 – Newmont Mining Corporation (NYSE: NEM) announced today that Newmont Mining B.C. Limited, an indirect wholly-owned subsidiary of Newmont, has completed the compulsory acquisition procedures under the Business Corporations Act (British Columbia) in respect of the common shares of Miramar Mining Corporation (TSX: MAE, AMEX: MNG). The common shares of Miramar have been de-listed from the Toronto Stock Exchange as of the close of trading on March 12, 2008 and from the American Stock Exchange as of the close of trading on March 17, 2008, and Miramar has applied to applicable Canadian securities regulators to cease to be a reporting issuer in each of the provinces and territories of Canada.

About Newmont:

Founded in 1921 and publicly traded on the NYSE since 1925, Newmont is one of the largest gold companies in the world. Headquartered in Denver, Colorado, the company employs approximately 15,000 people, the majority of whom work at Newmont’s core operations in the United States, Australia, Peru, Indonesia and Ghana. Newmont is the only gold company listed in the S&P 500 index and in the Dow Jones Sustainability Index-World. Newmont’s industry leading performance is reflected through high standards in environmental management, health and safety for its employees and creating value and opportunity for host communities and shareholders.

About Miramar:

Miramar is a Canadian gold company that controls the Hope Bay Project, one of the largest undeveloped gold projects in North America. The Hope Bay Project extends over 1,000 square kilometers and encompasses one of the most prospective undeveloped greenstone belts in North America.

Investor Contacts
John Seaberg	303.837.5743	john.seaberg@newmont.com

Media Contacts
Omar Jabara	303.837.5114	omar.jabara@newmont.com

NEWMONT – COMPLETES ACQUISITION OF MIRAMAR (March 17, 2008)	Page 1 of 1

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWMONT MINING CORPORATION OF CANADA LIMITED

Dated: March 18, 2008	By:	/s/ Sharon E. Thomas
	Name:	Sharon E. Thomas
	Title:	Vice President and Secretary

NEWMONT MINING CORPORATION

Dated: March 18, 2008	By:	/s/ Sharon E. Thomas
	Name:	Sharon E. Thomas
	Title:	Vice President and Secretary